

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 (0) 20 7010 2000
FACSIMILE +44 (0) 20 7010 6060
WEB SITE www.pearson.com





11

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1. Six Forms G88(2) - Return of Allotments of Shares

2. Press Releases –

   - ***Pearson agrees to sell 22% stake in RTL Group***
   - ***Interactive Data to acquire Securities Pricing service from Merrill Lynch***
   - ***Scott Foresman and the Smithsonian Institution enrich Social Studies......***
   - ***Patricia Cornwell signs new two-book deal.......***

3. Two Stock Exchange announcements

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

C. Abraham

p.p. Julia Casson
Company Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

dw 2/7

H:\AbrahamC\CA\ADR.SEC.doc

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

02 FEB -5 AM 8:41

Return of Allotment of Shares

CHFPO83

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	12	12	2001			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1413		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	6.867p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Lloyds TSB Registrars, PO BOX 4083, Highdown House, Yeoman Way, WORTHING, West Sussex, BN99 3YY

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Hill Samuel Offshore Trust Company Limited-Sharestore Trust PO Box 63 7 Bond Street St Helier Jersey JE4 8PH	Class of shares allotted Ordinary	Number allotted 1413
	Class of shares allotted	Number allotted
	Class of shares allotted	Number allotted
	Class of shares allotted	Number allotted
	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 21/12/01

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	12	12	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3,484		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	823.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pearson Quest Limited Address 80 Strand London **UK Postcode:**WC2R 0RI	Class of shares allotted Ordinary	Number allotted 3,484
Name Address UK Postcode:	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 20/12/01

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/JN/EX2765/2780 Tel 01903-833692
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	19	12	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4,788		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	766.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pearson Quest Limited Address 80 Strand London **UK Postcode:**WC2R 0RI	Class of shares allotted Ordinary	Number allotted 4,788
Name Address UK Postcode:	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 7/1/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/JN/EX2838/2875 Tel 01903-833692
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	20	12	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5264		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	567.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Mr. Michael Gerry Day Address 1 Blatchington Road Tunbridge Wells Kent **UK Postcode:** TN2 5EG	Class of shares allotted Ordinary	Number allotted 5,264
Name Address UK Postcode:	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 7/1/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/RR/2950
Tel 01903-833692
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	21	12	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3,322		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	772.50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Pearson Quest Limited Address 80 Strand London **UK Postcode:**WC2R 0RI	Class of shares allotted Ordinary	Number allotted 3,322
Name Address UK Postcode:	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed John Cosse **Date** 7/1/02

~~A~~ director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/JN/EX2920/2940 Tel 01903-833692
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	19	12	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	283		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.872		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Corporate Nominee Ltd Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 283
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed John Cesse **Date** 7/1/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing BN99 6DA
ESP ExC/JN/2875 Tel 01903-833692
DX number DX exchange

PRESS RELEASES

PEARSON AGREES TO SELL 22% STAKE IN RTL GROUP TO BERTELSMANN FOR 1.5 BILLION EUROS

24-12-2001

Pearson plc has agreed to sell its 22% stake in RTL Group to Bertelsmann AG for a cash consideration of 1.5 billion Euros (£944 million). The disposal includes the sale of the 1.8% stake in RTL that is controlled by Recoletos, Pearson's Spanish media group, and is expected to be completed early in 2002.

The transaction values Pearson's 34 million RTL shares at 44 Euros per share. It represents an 8% premium over Friday's closing price and a 22% premium over the average price for the past three months.

Bertelsmann has commenced discussions with the board of RTL with the intention of buying out the remaining public shareholders in RTL at a price of 44 Euros per share.

Under the terms of the agreement and subject to certain conditions, the price paid to Pearson will be subject to an upward adjustment if Bertelsmann agrees to pay a price in excess of 44 Euros per share to any other RTL shareholder during the next 18 months. Bertelsmann has made it clear that it has no present intention of making any acquisition for more than 44 Euros per share.

Pearson expects to pay minimal tax on the disposal proceeds and to realise a non-operating profit of approximately £130 million on completion of the sale. Pearson intends to allocate the proceeds to the reduction of its net debt. In 2001, RTL Group will contribute approximately £35 million to Pearson's operating profits and, on the basis of our current expectations, Pearson expects the disposal to be earnings enhancing in 2002.

Marjorie Scardino, Pearson's chief executive, said:

"This transaction will enable us to focus all our efforts on the businesses we control as well as strengthening our balance sheet and enhancing our earnings and cash flow. We're proud of the television business we helped create that is now RTL and we wish all our colleagues there well for the future."

Notes

1. On 25 July 2000, Pearson TV merged with CLT-Ufa to create RTL Group. In exchange for Pearson TV, Pearson plc received a

22% stake in RTL Group, which is listed on the Luxembourg, Brussels and London stock exchanges. On conclusion of the transaction, Bertelsmann and its affiliates will own approximately 89% of RTL.

2. RTL Group is Europe's leading integrated broadcasting and content company, with 23 TV and 17 radio stations in nine European countries, as well as production activities in three dozen countries worldwide, including the US, Australia and South Africa. In the year to December 2000, RTL Group had proforma EBITA of 555 million Euros before restructuring and investments in new businesses.

3. John Makinson, Pearson's Finance Director, will hold a conference call to discuss this transaction on Friday 28 December at 1300 (UK time). Dial-in details for the conference call will be posted at www.pearson.com.

Contact

Luke Swanson
+ 44 (0) 20 7010 2313
+44 7770 381704

John Fallon
+ 1 646 229 4967




02 FEB -5









PRESS RELEASES

INTERACTIVE DATA TO ACQUIRE SECURITIES PRICING SERVICE FROM MERRILL LYNCH & CO

02-01-2002

Interactive Data Corporation (Nasdaq NM: IDCO) today announced that it will acquire the Securities Pricing Service (MLSPS) of Merrill Lynch & Co., Inc. (NYSE: MER). MLSPS is a provider of information on global financial instruments and provides price evaluations on 2.9 million equity and fixed income securities. Its clients, which include a wide variety of mutual funds, banks, investment advisors, insurance companies and broker/dealers, utilize its evaluations to calculate net asset values and conduct investment research. Interactive Data Corporation will pay $48 million in cash for MLSPS. MLSPS' revenues in 2000 totaled approximately $22 million.

"This acquisition represents a very important step for Interactive Data," said Stuart Clark, president and chief executive officer. "In addition to expanding our client base through the addition of many external MLSPS clients, we will provide a wide range of pricing and other data services to Merrill Lynch itself on an ongoing basis. In fact, through this transaction, Interactive Data will become one of Merrill Lynch's leading data content providers. We are extremely pleased that in outsourcing its extensive and mission-critical data content needs, Merrill Lynch, one of the world's foremost financial institutions, has chosen Interactive Data to service its data needs. We expect the transaction to be earnings neutral during the integration phase in 2002 and accretive to earnings in 2003."

Mr. Clark added, "MLSPS will be integrated with our FT Interactive Data branded business, enabling us to enhance our pricing and coverage of fixed income securities as a result of the additional resources we acquire and through our access to data from the Merrill Lynch trading desks. Through the combination of MLSPS and FT Interactive Data, we will be able to offer an unprecedented quality of product and service to our customers and to the rest of the financial services industry."

The acquisition is expected to close in the first quarter of 2002.

Notes

Forward-looking and Cautionary Statements

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform

Act of 1995, and is subject to the safe-harbor created by such Act. These statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from those contemplated in the forward-looking statements. Such factors include, but are not limited to: (i) the presence of competitors with greater financial resources than the Company's and their strategic response to the Company's services and products; (ii) changes in technology, which could affect the competitiveness of the Company's products and services; (iii) a decline in activity levels in the securities markets, which could lower demand for the Company's products and services; (iv) consolidation of financial services, both within an industry and across industries, which could lower demand for the Company's products and services; (v) the loss of key employees assigned to work associated with the integration of the recently acquired businesses of the Company and other delays in integration; (vi) prolonged outage at one of the Company's data centers; (vii) the acceptance of the Internet as a reliable real-time distribution platform by institutional customers; (viii) the ability of the Company to broaden its subscriber base by adding more individual investors outside of the Company's traditional "active-trader" market; (ix) the potential obsolescence of the Company's services due to the introduction of new technologies; and (x) other trends in competitive or economic conditions affecting the Company's financial condition or results of operations not presently contemplated. The Company undertakes no obligation to update these forward-looking statements.

About Interactive Data Corporation

Interactive Data Corporation is a leading global provider of securities pricing, financial information, and analytic tools to institutional and individual investors. The company supplies time-sensitive pricing, dividend, corporate action, and descriptive information for more than 3.5 million securities traded around the world, including hard-to-value, unlisted fixed income instruments. The company links to most of the world's best-known financial service and software companies for trading, analysis, portfolio management, and valuation.

Interactive Data Corporation is headquartered in Bedford, Massachusetts. Through its branded businesses, FT Interactive Data, CMS BondEdge, and eSignal, Interactive Data Corporation has approximately 1,600 employees in 22 offices in North America, Europe, Asia, and Australia. Pearson plc (NYSE: PSO), an international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, owns approximately 60 percent of Interactive Data Corporation.

Contact

Investor Relations Contact
Harriet Fried/John Nesbett
Lippert/Heilshorn & Associates
(212) 838-3777
Hfried@lhai.com

Media Contact
Chenoa Taitt
Lippert/Heilshorn & Associates
(212) 838-3777
Ctaitt@lhai.com

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SCOTT FORESMAN AND THE SMITHSONIAN INSTITUTION ENRICH SOCIAL STUDIES FOR U.S. ELEMENTARY SCHOOLS

03-01-2002

Primary Source Materials Provide Colorful New Dimensions to Learning

Upper Saddle River, NJ – January 3, 2002 – Access to primary source materials is a key factor in sustaining students' interest and ultimately improving their performance in social studies. The Smithsonian Institution, long dedicated to increasing access to its wealth of historical and cultural works of art, artifacts and documents, has partnered with publisher Scott Foresman (a Pearson Education business) to create unique teaching and learning materials for teachers and students across the country.

Scott Foresman editors worked with the Smithsonian Institution's curatorial staff to create lessons that incorporate images culled from the Smithsonian's National Museum of Natural History, National Air & Space Museum, National Museum of American History, National Postal Museum, National Portrait Gallery, and the Smithsonian American Art Museum. The materials cover a range of subjects including geography, culture, civics, government and economics. The goal of the collaboration is to help illuminate both America's past and its present for millions of social studies students in grades 1 through 6.

The collaborative program includes museum gallery pages with full-color images of artifacts, and captions based directly on Smithsonian research. Teacher editions include point-of-use information to help guide students' learning about America's heritage. The highlight of the collaboration is "Look Inside the Smithsonian," two-page features that appear throughout student editions. Special workbook activity pages encourage students to discover even more on their own.

"It's critical that teachers and students have access to these primary sources, not only to meet rigorous new teaching standards, but to give students contextual knowledge of the periods they are studying. Artifacts from the Smithsonian Institution go a long way toward making the learning multidimensional and inspiring," said Paul L. McFall, President of Scott Foresman. "Our collaboration with the Smithsonian Institution will help us bring our nation's rich, vibrant history to life in classrooms across the country."

"The Smithsonian Institution is committed to finding innovative ways of bringing our historical treasures into the lives of all our young people, not just those who can travel to Washington D.C.," said Gary Beer, CEO of Smithsonian Business Ventures. "Providing documentary evidence in a colorful and exciting way will certainly help cultivate an early appreciation of our country's rich history and the unique role of the Smithsonian Institution."

To view sample image, click here http://www.scottforesman.com/si-images.html.

Notes

About Scott Foresman

Scott Foresman is the world's leading elementary education publisher, offering complete programs in all disciplines, including reading, language arts, mathematics, science, social studies, and music. Scott Foresman programs include all media: print, video, digital, audio, CD-ROMS, and internet-delivered. Scott Foresman is a division of the Elementary and Supplemental Publishing Group of Pearson Education, the world's leading integrated education business. For more information, visit www.scottforesman.com.

About Pearson Education

With offices in 30 countries, Pearson Education is the world's largest education company. Its leading education businesses include Addison Wesley, Allyn & Bacon, Benjamin Cummings, Longman, Prentice Hall, Pearson Learning, Scott Foresman, Electronic Education, and NCS Pearson. Pearson Education is the global leader in online learning through its CourseCompass program, Learning Network, NCS Learn, InformIT portal for technology professionals and over 2,000 textbook companion Web sites. Pearson Education is the global education business of Pearson plc (NYSE: PSO), the international media group. For more information, visit www.pearsoned.com.

About the Smithsonian Institution

The Smithsonian Institution is the world's largest museum and research complex, with 16 museums and galleries and the National Zoological Park. The total number of objects, works of art, and specimens at the Smithsonian is estimated at more than 142 million, including 122 million specimens and artifacts at the National Museum of Natural History. The mission of the Smithsonian is "the increase and diffusion of knowledge." For more information, visit www.si.edu.

Contact

Kit Thompson
Pearson Education
212-782-3486
kit.thompson@pearsoned.com



PRESS RELEASES

PRESS

- recent press releases
- all press releases
- management team
- presentations
- pearson in the press
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PATRICIA CORNWELL, THE INTERNATIONALLY ACCLAIMED #1 BESTSELLING AUTHOR, SIGNS NEW TWO-BOOK DEAL WITH CURRENT PUBLISHER, PENGUIN PUTNAM INC

09-01-2002

Cornwell and Penguin Putnam Are Both Elated To Be Extending Their Long Term Relationship

Patricia Cornwell, the international #1 best-selling author of the hugely popular Dr. Kay Scarpetta novels, has agreed to pen two new Scarpetta books for her publisher, Penguin Putnam, it was announced today by Susan Petersen Kennedy, President of the company. Ms. Cornwell is one of the most highly acclaimed and globally recognized authors in the industry. Her books are published in 34 countries and 31 languages. Her novels have been #1 New York Times bestsellers in both hardcover and paperback in the United States and have also held the #1 spot on bestseller lists around the world.

To date Ms. Cornwell has written eleven Kay Scarpetta bestsellers, the most recent one was The Last Precinct which was published by Penguin Putnam in hardcover in 2000 and in paperback last year. Her current best-selling hardcover book, Isle of Dogs, a new novel featuring Andy Brazil, was published in October of 2001 and was also a #1 New York Times bestseller.

Susan Petersen Kennedy said, "Patricia Cornwell has been a part of our publishing family since 1995 when we published the paperback edition of The Body Farm which became a #1 New York Times bestseller. In the following year we began publishing both her
hardcover and paperback books and right from the start we all knew it was a perfect fit. Patricia is one of the most gifted, modern day novelists in the industry. We deeply admire her brilliance and talent, and are repeatedly awed by the depth of research she personally conducts for her books. She is very highly regarded by us all and we are very happy to be working with her for many years to come."

Patricia Cornwell said, "Putnam has done a wonderful job for me. Why would I want to be published anywhere else."

Esther Newberg, Patricia Cornwell's long time literary agent and Senior Vice President, Co-Director of the Literary Department of International Creative Management, Inc., added, "The team at Putnam Berkley have published Patricia with style and great

attention to detail. We are grateful and look forward to our future projects together."

The two new Scarpetta books are in addition to the two as yet-to-be published Scarpetta novels and the one non-Scarpetta novel Ms. Cornwell already has under contract with Penguin Putnam. In addition she is currently working on a non-fiction book about her research on the famous "Jack The Ripper" case, which was the subject of a recently nationally televised Diane Sawyer interview with Ms. Cornwell, that aired on ABC- TV's "Primetime Thursday" in December of 2001. Ms. Cornwell's interview has generated an enormous amount of interest in the unsolved case and her book on the subject is sure to be a huge hit with her millions of fans globally. The Jack the Ripper book is due out in the fall of this year and the next Scarpetta is scheduled for publication in 2003. Ms. Cornwell's hardcover books will continue to be published under G. P. Putnam's Sons and the paperback editions under Berkley Books. Putnam President Carole Baron said, "I have always been a Cornwell fan and I am very much looking forward to working closely with her on all the books."

Patricia Cornwell is the only woman in the United States to receive England's coveted Gold Dagger, widely considered to be the most prestigious crime-writing award in the world. A former award-winning police reporter for the Charlotte Observer, Ms. Cornwell worked for more than six years as a computer analyst in the chief medical examiner's office in Virginia, where she witnessed hundreds of autopsies and even assisted as a "scribe," recording the measurements of the wounds of murder victims. During that time
she was also a volunteer with the Richmond Police Department, and has spent time with law enforcement around the world. Those experiences inspired her to create Dr. Kay Scarpetta, a tenacious chief medical examiner of Virginia who tracks serial killers in the best-selling novels.

Born in Miami, Ms. Cornwell now resides in New York and Connecticut. A graduate of Davidson College in Davidson, North Carolina, she has continued her ties with the school through scholarships to assist gifted students who are interested in writing.

Ms. Cornwell is involved in several philanthropic endeavors. Most notably, she was a founding partner with the State of Virginia in forming the Virginia Institute of Forensic Science and Medicine, which is housed in downtown Richmond, Virginia. Her donation of $1.5 million helped launch this project which is the nation's first Institute to train forensic scientists and pathologists. She currently serves on the Institute's Board.

Notes

Penguin Putnam Inc. is the U.S. affiliate of the internationally renowned Penguin Group. Penguin Putnam is one of the leading U.S. adult and children's trade book publishers, owning a wide range of imprints and trademarks including Berkley Books, Dutton, Frederick Warne, G.P. Putnam's Sons, Grosset & Dunlap, New American Library, Penguin, Philomel, Plume,

Riverhead Books and Viking, among others. The Penguin Group is owned by Pearson plc, the international media group.

Contact:

Marilyn Ducksworth
Senior Vice President, Corporate Communications
212-366-2564

Bob Cavosi
Manager, Corporate Communications
212-366-2687

3 January 2002

Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

Dear Sirs

Non-Executive Directors' Share Purchase Plan

Please find below details of purchases of ordinary shares made on 2 January 2002 under the Non-Executive Directors' Share Purchase Plan:-

Name of Director	No. of Shares Purchased	Percentage of Issued Stock	Price per Share	Total Holding Following Notification	Total Percentage Following Notification
Lord Burns	184	0.000023%	808.00p	996	0.00012%
Reuben Mark	239	0.000030%	808.00p	10,952	0.00137%
Vernon Sankey	184	0.000023%	808.00p	985	0.00012%
Gurvirendra Talwar	761	0.000095%	808.00p	4,028	0.00050%

If there are any questions in connection with this matter, please do not hesitate to contact me.

Yours faithfully

Stephen Jones
Assistant Company Secretary

SAJ/DC



PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

7 January 2002

Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

AVS No: 264072

Dear Sirs

Notification of change in interest in shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that we have today received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 56,029,146 shares, now represents 7% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedules attached to this fax.

Yours faithfully

S Jones
Assistant Company Secretary

As of 3 January 2002

Pearson plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	**56,029,146**	**7.01%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	31,641,471.00	3.96%
• Capital International Limited	11,333,008.00	1.42%
• Capital International S.A.	2,031,669.00	0.25%
• Capital International, Inc.	3,405,726.00	0.43%
• Capital Research and Management Company	7,617,272.00	0.95%

Schedule A

Schedule of holdings in Pearson plc
As of 3 January 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	4,449,271
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	718,300
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	12,531,883
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	228,800
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	6,768,400
Deutsche Bank Mannheim	2,300
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,409,000
Barclays Bank Barclays Global Securities Services 8 Angel Court London . EC2R 7HT	526,500

Citibank London 11 Old Jewry London EC2R 8D8 UK	848,786
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	3,853,131
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	13,000
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	33,500
State Street Bank & Trust Co.	23,400
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	3,100
New Account Nominee Information Not Available	20,000
Citibank NA Toronto	39,200
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	8,100

ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	47,700
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	117,100
TOTAL	**31,641,471**

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	376,198
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	890,646
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	2,773,426
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	22,900
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	4,057,598
Citibank London 11 Old Jewry London EC2R 8D8 UK	81,327
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	331,459
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	1,784,220

Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	8,100
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	33,600
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	18,000
Citibank	14,800
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	564,709
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	157,900
KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	13,025
Bank One London	188,000
Clydesdale Bank plc	17,100
TOTAL	**11,333,008**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	107,536
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	57,327
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	709,953
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	20,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	183,400
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	233,718
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	476,118
National Westminster Bank	53,300

02 FEB -5 AM 8:41

Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	26,400
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	19,090
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	33,327
Citibank NA Toronto	12,000
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	56,100
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	43,400
TOTAL	**2,031,669**

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	1,148,279
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	188,126
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	1,563,021
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	18,300
Deutsche Bank Mannhelm	17,300
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	8,800
Citibank London 11 Old Jewry London EC2R 8D8 UK	6,900
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	262,700

State Street Bank & Trust Co.		162,000
Citibank NA Toronto		14,800
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom		15,500
	TOTAL	**3,405,726**

Capital Research and Management Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	500,000
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	7,117,272
TOTAL	**7,617,272**